June 22, 2018

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, Inc.

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed May 31, 2018

File No. 333-224267

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated June 5, 2018, relating to the above-captioned Registration Statement. For your convenience, we have restated the Staff’s comment and have provided our response below such comment.

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your filing must be amended to present updated financial statements required by Rule 8-08 of Regulation S-X. Further, your Management’s Discussion and Analysis section must be amended to address the periods required to be included by Regulation S-X. Refer to Item 303(b) of Regulation S-K. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

The Registration Statement has been amended in accordance with the Staff's comment, including to present updated financial statements through the period ended March 31, 2018 as required by Rule 8-08 of Regulation S-X and updated disclosure in the Management’s Discussion and Analysis section of the Registration Statement to address the periods required to be included by Regulation S-X.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer